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                    March 28, 2022

       Erik S. Nelson
       Chief Executive Officer
       UAN Power Corp.
       2030 Powers Ferry Road SE, Suite #212
       Atlanta, GA 30339

                                                        Re: UAN Power Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed February 22,
2022
                                                            File No. 000-54334

       Dear Mr. Nelson:

               We issued comments to you on the above captioned filing on March 4, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 12, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Michael Littman